MAINSTAY FUNDS TRUST

THE MAINSTAY FUNDS

51 Madison Avenue

New York, New York 10010

May 30, 2013

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust – File Nos. 333-160918 and 811-22321
MainStay Funds – File Nos. 033-02610 and 811-04550

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on May 2, 2013 regarding following post-effective amendments filed on March 29, 2013:

(i)	Post-Effective Amendment No. 42 to MainStay Funds Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 44 under the Investment Company Act of 1940, as amended, relating to Class R6 shares of the MainStay ICAP Equity Fund, MainStay ICAP Select Equity Fund, MainStay S&P 500 Index Fund, MainStay Epoch Global Equity Yield Fund, MainStay ICAP International Fund, MainStay Intermediate Term Bond Fund and MainStay Balanced Fund, each a series of MainStay Funds Trust (Accession No. 0001144204-13-018460);

(ii)	Post-Effective Amendment No. 43 to MainStay Funds Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 45 under the Investment Company Act of 1940, as amended, relating to Class P shares of the MainStay Marketfield Fund, a series of MainStay Funds Trust (Accession No. 0001144204-13-018468);

(iii)	Post-Effective Amendment No. 44 to MainStay Funds Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 46 under the Investment Company Act of 1940, as amended, relating to Class R6 shares of the MainStay Marketfield Fund, a series of MainStay Funds Trust (Accession No. 0001144204-13-018471); and

(iv)	Post-Effective Amendment No. 118 to The MainStay Funds’ Registration Statement on Form N-1A under the 1933 Act and Amendment No. 121 under the Investment Company Act of 1940, as amended, relating to Class R6 shares of the MainStay Large Cap Growth Fund, MainStay MAP Fund, MainStay High Yield Corporate Bond Fund and MainStay Income Builder Fund, each a series of The MainStay Funds (Accession No. 0001144204-13-018477).

MainStay Funds Trust and The MainStay Funds are referred to herein as the “Registrants”.

Comment 1: As applicable, you asked that we remove the footnote describing each Fund’s tiered management fee.

Response: We believe that information regarding the tiered management fee is important for shareholders to understand the fees and expenses that they may pay if they buy and hold shares of a Fund and that removing the footnote relating to this tiered management fee would be misleading to shareholders. Therefore, the Registrants respectfully decline to make the proposed change.

Comment 2: In the preliminary prospectuses for Class R6 shares and Class P shares, historical performance for the new share classes includes the historical performance of Class I shares of the relevant Fund. Please explain in your response why you believe it is appropriate to present performance history in this manner.

Response: As a general rule, Form N-1A requires the presentation of the performance of a fund for the most recent 1-, 5- and 10-year periods (or for the period of operations of the fund if less), but only for periods subsequent to the effective date of the fund’s registration statement.1 In the case of a multi-class fund that offers a new share class in a separate prospectus, Form N-1A allows the fund to show the performance of an established share class in the bar chart and performance table for the first year in which the new class is in existence.2 Thereafter,
Form N-1A would require the fund to show actual performance of the new share class in its prospectus for that class, and not the performance of another share class that is not offered in the prospectus.

However, in a no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (“Quest for Value”),3 the SEC Staff permitted a fund to show in the prospectus for a new class the performance history of an older class as if it were the performance history of the new class, restated to reflect differences in certain fees and expenses between the classes.4 The Registrants intend to follow the approach set forth in Quest for Value with respect to the presentation of the historical performance of Class R6 shares and Class P shares.

The fees and expenses for Class R6 shares and Class P shares will vary from those of Class I shares of the respective Funds solely based on the amount of “Other Expenses,” such as the transfer agency fee, which is based in large part on the number of shareholder accounts with a Fund. Therefore, the Registrants believe that no adjustments to the historical performance of Class I shares of the relevant Funds are necessary in the prospectuses for Class R6 shares and Class P shares. The Prospectuses for Class R6 shares and Class P shares will clearly disclose that the historical performance shown for Class R6 shares or Class P shares, as applicable, reflects the historical performance of Class I shares of the relevant Fund, and that the historical performance of Class R6 shares or Class P shares, as applicable, likely would have been different because of differences in expenses attributable to each share class.

1	See Items 4(b)(2)(ii)-(iii) and 26(b) of Form N-1A.
2	See Instruction 3(b) to Item 4 of Form N-1A.
3	(Pub. avail. Feb. 28, 1997).
4	The position taken by the Staff in the Quest for Value no-action letter also was consistent with the position it took in an earlier letter, MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber